SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Public company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

60th Annual Shareholders’ Meeting and 178th Extraordinary General Meeting

The company hereby calls the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company”) to meet at the Annual Shareholders Meeting and Extraordinary General Meeting, in an exclusively digital form, under the terms of article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of CVM Instruction 481, of December 17, 2009 (“IN CVM 481”), to be held on July 29, 2020, at 2:00 pm, through the digital platform WEBEX (“Digital Platform”), in order to decide on the following Agenda:

Matters to be submitted for resolution at the Annual Shareholders’ Meeting:

1.    To take the Management's accounts, examine, discuss and vote on the Management Report and the Company's Complete Financial Statements, related to the fiscal year ended on December 31, 2019;

2.    Deliberate on the proposal of the Company’s management for destinantion of the results related to the year ended on December 31, 2019 and the distribution of dividends;

3.    To elect, for the Board of Directors, by indication of the controlling shareholder, pursuant to article 32, I, of the Bylaws, 1 (one) effective member, replacing Mr. Vicente Falconi Campos, to complete the term of his mandate, to be ended on the 2021 annual general meeting;

4.    To elect, for the Fiscal Council, two effective members and two alternate members as indicated by the controlling shareholder, pursuant to article 50, I and II, of the Bylaws, with a term of office to end at the 2021 annual general meeting, as well as an alternate member by appointment of preferred shareholders, pursuant to article 50, IV, of the Bylaws, with a term of office to end at the 2021 annual general meeting;

5.    Set the global compensation for the Management, the members of the Company's Fiscal Council and the members of the Audit and Risk Statutory Committee; and

6.    Change the newspapers in which the Company produces its legal publications

Matters to be submitted for resolution at the Extraordinary General Meeting:

1.    Reform articles 32, item II, 36, item XXII and 50, I of the Company's Bylaws, for adaptation and compliance with Law No. 13,844 of June 18, 2019.

Pursuant to paragraph one of article 126 of the Brazilian Corporations Law and the decision of I. the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if an individual, by a proxy appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or lawyer duly registered under the Brazilian Bar Association); (ii) if a legal entity, by its legal representatives or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the General Meeting hereby called, the shareholder may exercise the voting right by means of the completion and delivery of the Remote Voting Ballot (“Voting Ballot”) made available by the Company on the Company's websites (www.eletrobras.com/ir) and the Brazilian Securities and Exchange Commission – CVM website (www.cvm.gov.br) and the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) website (www.b3.com.br).

The Shareholder or its legal representative, in order to ensure admission to the General Meeting, pursuant to article 5 of CVM Instruction 481, shall submit the following documents:

•      Official ID card with photo;

•      The latest corporate document (bylaws or articles of association), in the case of a legal entity;

•      Power of attorney granted by shareholder;

Considering the situation that has been reported about the COVID-19 (coronavirus) pandemic in Brazil, mainly due to the currently existing restrictions on the circulation and gathering of people, the meeting will be held exclusively in digital manner, which is why the shareholder participation can only be:

(a) through Voting Ballot, with detailed instructions on the documentation required for remote voting are contained in the Ballot that can be accessed on the websites mentioned above; and

(b) through the Digital Platform, in person or by a proxy duly constituted under the terms of article 21-C, §§2 and 3 of IN CVM 481, in which case the shareholder may: (i) simply participate in the AGOE, whether or not he has sent the Voting Ballot; or (ii) participate and vote in the AGOE, noting that as for the shareholder who has already sent the Voting Ballot and that, if he wishes, votes in the Meeting by the Digital Platform, all voting instructions received through the Voting Ballot will be disregarded.

Shareholders wishing to participate in the AGOE via the Digital Platform must access the Company's website, at http://www.eletrobras.com/AssembleiaVirtual and complete its registration, and after confirming the registration and receiving the registration password, attach all documents required to qualify for participation and/or vote in the AGOE, at least 2 (two) days in advance of the date designated for the AGOE, that is, until July 27, 2020. The following documents shareholders will be required to qualify and participate and/or vote in the AGOE via the Digital Platform: (a) if a natural person, copy of the identification document, legally recognized as such, with a recent photo and national validity, within the validity period, if applicable, or, in the case of being represented by an attorney, a copy of the power of attorney signed with less than 1 (one) year, together with the official identity document with photo of the attorney, and such attorney must be another shareholder or lawyer regularly registered with the Brazilian Lawyers Association; or (b) if a legal entity, (i) updated constitutive acts of the shareholder and the act that invests the representative (s) with sufficient powers for representation within the AGOE, duly registered with the competent bodies, together with the official document photo ID of the representative(s); (ii) if necessary, a power of attorney duly granted under the terms of the law and/or the constituent acts of the shareholder, together with the official identity document with a photo of the attorney.

After sending all supporting documents, the shareholder or attorney-in-fact, as the case may be, will receive an invitation with an individual password to access the Digital Platform. Pursuant to article 5, paragraph 3 of CVM Instruction 481, access to the Digital Platform will not be allowed to shareholders who do not present the necessary participation documents within the term provided herein and as detailed in the Management Proposal.

The Company clarifies that, exceptionally for this AGOE, it will dispense the need to send the physical copies of the shareholder representation documents to its office, as well as the signature of the grantor in the power of attorney to represent the shareholder, notarization, consularization, the apostille and sworn translation of all documents representing the foreign shareholder, simply sending a simple copy of the original copies of such documents through the website mentioned above. The Company will only admit power of attorneys granted by shareholders by electronic means containing digital certification that is within the standards of the Brazilian Public Key Infrastructure or by other means of proving the authorship and integrity of the document in electronic form.

Detailed information on the rules and procedures for participation and/or remote voting in the AGOE, including guidelines for sending the Remote Voting Bulletin, are contained in the Management Proposal available on the CVM (www.cvm.gov.br) and Company (www.eletrobras.com/ri). Guidelines on access to the Digital Platform and rules of conduct to be adopted at the AGOE will be sent to each shareholder together with an invitation with an individual password to access the Digital Platform.

The Company's decision to hold the AGOE exclusively digital, pursuant to article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of ICVM 481, was due to the extraordinary context that the country is going through and the rest of the world, due to the COVID-19 pandemic, where the transit of people is being limited by the competent authorities and which, including the opening of airspace and transit through airports, is one of the aspects of greatest instability. Thus, the realization of AGOE exclusively digitally reduces the need for air travel and the health risk of all AGOE participants, facilitating the participation of shareholders and others involved in the realization of AGOE. Through this decision, the Company reiterates its commitment to the adoption of measures to combat the pandemic of COVID-19 and to the safety of its shareholders and employees and the communities in the regions where it operates.

The resolutions at the Annual Shareholders’ Meeting and Extraordinary General Meeting shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Company websites (www.eletrobras.com/ir), Brazillinan Securities Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), to the entire documentation related to the business which shall be addressed at the Annual Shareholders’ Meeting and Extraordinary General Meeting, under the terms of the Brazilian Corporations Law CVM Instruction 481.

Brasília, June 25, 2020.

José Guimarães Monforte

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.